UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                               (Amendment No. 1)*


                              TASKER CAPITAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87652D109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X] Rule 13d-1(b)[with respect to KOM Capital Management, LLC]

          [X] Rule 13d-1(c)[with respect to all joint filers herein other than KOM Capital Management, LLC]

          [_] Rule 13d-1(d)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87652D109                  13G                      Page 1 of 9 Pages


________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         Knoll Capital Management, LP
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                    Joint Filer
________________________________________________________________________________
3. SEC USE ONLY



________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          15,405,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            15,405,000
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  15,405,000
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  14.4%

________________________________________________________________________________
12. TYPE OF REPORTING PERSON*


                  PN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                 13G                       Page 2 of 9 Pages


________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         Fred Knoll
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                    Joint Filer
________________________________________________________________________________
3. SEC USE ONLY



________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION


         USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          15,405,000
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            15,405,000
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         15,405,000
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.4%

________________________________________________________________________________
12. TYPE OF REPORTING PERSON*


                  IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                 13G                       Page 3 of 9 Pages


________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         Europa International, Inc.
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                    Joint Filer
________________________________________________________________________________
3. SEC USE ONLY



________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION


         British Virgin Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,437,750
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,437,750
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  7,437,750
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%

________________________________________________________________________________
12. TYPE OF REPORTING PERSON*


                  CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.87652D109                   13G                      Page 4 of 9 Pages


________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         Knoll Capital Fund II Master Fund, Ltd.
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                    Joint Filer
________________________________________________________________________________
3. SEC USE ONLY



________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION


         Cayman Islands
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,917,250
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,917,250
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  7,917,250
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.6%

________________________________________________________________________________
12. TYPE OF REPORTING PERSON*


                  CO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                  13G                      Page 5 of 9 Pages


________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         KOM Capital Management, LLC
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                    Joint Filer
________________________________________________________________________________
3. SEC USE ONLY



________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,967,250
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,967,250
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  7,967,250
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.6%

________________________________________________________________________________
12. TYPE OF REPORTING PERSON*


                  OO
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                 13G                       Page 6 of 9 Pages


________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


         Patrick O'Neill
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                    Joint Filer
________________________________________________________________________________
3. SEC USE ONLY



________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION


         USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          7,967,250
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            7,967,250
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  7,967,250
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.6%

________________________________________________________________________________
12. TYPE OF REPORTING PERSON*


                  IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87652D109                   13G                      Page 7 of 9 Pages


Item 1(a).  Name of Issuer:


            Tasker Capital Corp. (the "Issuer")
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            39 Old Ridgebury Road-Suite 14 Danbury, CT 06810-5116
            ____________________________________________________________________

Item 2(a).  Name of Persons Filing:


            Knoll Capital Management LP ("KCMLP")
            Fred Knoll ("Knoll")
            Europa International, Inc. ("Europa")
            Knoll Capital Fund II Master Fund Ltd. (the "Knoll Fund")
            KOM Capital Management, LLC ("KOM")
            Patrick O'Neill ("O'Neill")
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal business address for each of KCMLP, Knoll, Europa, the Knoll Fund, KOM and O'Neill is 237 Park Avenue, 9th Floor, New York, New York 10166.

            ____________________________________________________________________

Item 2(c).  Citizenship:


            KCMLP is a Limited Partnership formed and existing under the laws of the State of Delaware. Knoll is a citizen of the United States. Europa is a company organized under the laws of the British Virgin Islands. The Knoll Fund is a company organized under the laws of the Cayman Islands. KOM is a limited liability company organized under the laws of the State of Delaware. O'Neill is a citizen of the United States.

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


                           87652D109
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
                   Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)       [_] Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

     (d)       [_] Investment company registered under Section 8 of the
                   Investment Company Act.

     (e)       [X] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E); (1)

     (f)       [_] An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

     (g)       [_] A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G);

     (h)       [_] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

     (i)       [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

------------
(1)   Only with respect to KOM Capital Management, LLC.

CUSIP No. 87652D109                   13G                      Page 8 of 9 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         As of the date of this filing:

         Each of KCMLP and Knoll beneficially own 15,405,000 Shares of the Issuer's Common Stock, consisting of (i) 7,437,750 Shares of the Issuer's Common Stock owned directly by Europa, consisting of 5,287,750 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer; (ii) 7,917,250 Shares of the Issuer's Common Stock owned directly by the Knoll Fund, consisting of 5,767,250 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer; and (iii) 50,000 Shares of the Issuer's Common Stock owned directly by Knoll Special Opportunities Fund ("Opportunities"). KCMLP is the investment manager of Europa and a manager of KOM, the investment manager of each of the Knoll Fund and Opportunities. Knoll is the investment manager of KCMLP.

         Europa directly owns 7,437,750 Shares of the Issuer's Common Stock consisting of 5,287,750 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer.

         The Knoll Fund directly owns 7,917,250 Shares of the Issuer's Common Stock consisting of 5,767,250 shares of Common Stock and immediately exercisable Warrants to purchase 2,150,000 shares of the Common Stock of the Issuer.

         KOM, as the Investment Manager of the Knoll Fund and O'Neill, as a member of KOM, each beneficially own 7,967,250 shares of the Issuer's Common Stock consisting of (i)7,917,250 shares of Common Stock owned directly by the Knoll Fund; and (ii) 50,000 shares of Common Stock owned by Opportunities.

          ______________________________________________________________________

     (b) Percent of class:

          As of the date of this filing (taking into consideration that 102,503,020 Shares of the Issuer's Common Stock is issued and outstanding):

          The 15,405,000 Shares of the Issuer's Common Stock beneficially owned by each of KCMLP and Knoll constituted 14.4% of the Shares outstanding.

          The 7,437,750 Shares of the Issuer's Common Stock beneficially owned by Europa constituted 7.1% of the Shares outstanding.

          The 7,917,250 Shares of the Issuer's Common Stock beneficially owned by the Knoll Fund constituted 7.6% of the Shares outstanding.

          The 7,967,250 shares of the Issuer's Common Stock beneficially owned by KOM and O'Neill constituted 7.6% of the Shares outstanding.
          ______________________________________________________________________

CUSIP No. 87652D109                   13G                      Page 9 of 9 Pages


     (c) Number of shares as to which such person has:

               (i)  Sole power to vote or direct the vote:

                           Not Applicable.


               (ii) Shared power to vote or to direct the vote:

          KCMLP shares the power to vote or direct the vote of those shares of Common Stock owned by Europa, the Knoll Fund and Opportunities.

          Knoll shares the power to vote or direct the vote of those shares of Common Stock owned by Europa, the Knoll Fund, and Opportunities.

          KOM and O'Neill share the power to vote or direct the vote of those shares of Common Stock owned by the Knoll Fund and Opportunities.

               (iii) Sole power to dispose or direct the disposition of:

                           Not Applicable.

               (iv) Shared power to dispose or direct the disposition of:

          KCMLP shares the power to dispose of or direct the disposition of those shares of Common Stock owned by Europa, the Knoll Fund and Opportunities;

          Knoll shares the power to dispose of or direct the disposition of those shares of Common Stock owned by Europa, the Knoll Fund, and the Opportunities; and

          KOM and O'Neill share the power to dispose of or direct the disposition of those shares of Common Stock owned by the Knoll Fund and Opportunities.


Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                           Not Applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


          As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than KCMLP, KOM, Knoll and O'Neill, none of whom, other than Europa and the Knoll Fund, holds five percent or more of the securities reported herein.
          ______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                           Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


                           Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


                           Not Applicable.
          ______________________________________________________________________

Item 10.  Certifications.

     (a) The following certificate shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2006                           KNOLL CAPITAL MANAGEMENT, LP


                                                  By: /s/ Fred Knoll
                                                      ------------------------
                                                  Name: Fred Knoll
                                                       -----------------------
                                                  Title: President
                                                         ---------------------


Dated:  February 7, 2006                          /s/ Fred Knoll
                                                  -----------------------------
                                                  Fred Knoll


Dated:  February 7, 2006                          EUROPA INTERNATIONAL, INC.


                                                  By: /s/ Fred Knoll
                                                      ------------------------
                                                  Name: Fred Knoll
                                                       -----------------------
                                                  Title: Investment Manager
                                                         ---------------------


Dated:  February 7, 2006                          KNOLL CAPITAL FUND II MASTER
                                                  FUND LTD.

                                                  By: KOM Capital Management,
                                                      Investment Manager


                                                  By: /s/ Fred Knoll
                                                      ------------------------
                                                  Name: Fred Knoll
                                                       -----------------------
                                                  Title: President
                                                         ---------------------


Dated:  February 7, 2006                          KOM Capital Management LLC



                                                  By: /s/ Patrick O'Neill
                                                      -------------------------
                                                  Name: Patrick O'Neill
                                                        -----------------------
                                                  Title: Chief Operating Officer



Dated:  February 7, 2006                          /s/ Patrick O'Neill
                                                  ------------------------------
                                                  Patrick O'Neill



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


Dated: February 7, 2006                           KNOLL CAPITAL MANAGEMENT, LP


                                                  By: /s/ Fred Knoll
                                                      ------------------------
                                                  Name: Fred Knoll
                                                       -----------------------
                                                  Title: President
                                                         ---------------------


Dated:  February 7, 2006                          /s/ Fred Knoll
                                                  -----------------------------
                                                  Fred Knoll


Dated:  February 7, 2006                          EUROPA INTERNATIONAL, INC.


                                                  By: /s/ Fred Knoll
                                                      ------------------------
                                                  Name: Fred Knoll
                                                       -----------------------
                                                  Title: Investment Manager
                                                         ---------------------

Dated:  February 7, 2006                          KNOLL CAPITAL FUND II MASTER
                                                  FUND LTD.
                                                  By: KOM Capital Management,
                                                      Investment Manager


                                                   By: /s/ Fred Knoll
                                                      ------------------------
                                                  Name: Fred Knoll
                                                       -----------------------
                                                  Title: President
                                                         ---------------------

Dated:  February 7, 2006                          KOM Capital Management LLC



                                                  By: /s/ Patrick O'Neill
                                                      -------------------------
                                                  Name: Patrick O'Neill
                                                        -----------------------
                                                  Title: Chief Operating Officer
                                                         ----------------------



Dated:  February 7, 2006                          /s/ Patrick O'Neill
                                                  ------------------------------
                                                  Patrick O'Neill